SIGMA LITHIUM NEGOTIATING AGREEMENT WITH MINAS GERAIS STATE GOVERNMENT TO SETTLE NOTIFICATION BY REGIONAL ENVIRONMENTAL STATE BODY;
COINCIDES WITH 2Q PRODUCTION TARGET BEAT

Toronto, July 22, 2026 – Sigma Lithium Corporation (NASDAQ: SGML, TSX-V:SGML BVMF: S2GM34) (“Sigma Lithium” or the “Company”), the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security, announces that yesterday it started negotiating a TAC or terms for adjustment of procedures (“Termo de Ajuste de Conduta” or “TAC Agreement”), with the Minas Gerais State Government.

The negotiations follow a notification by the Vale do Jequitinhonha branch of SUPRAM, the Minas Gerais environmental state body, which is based in Diamantina, issuing fines totaling approximately US$540,000. Several fines were related to environmental issues that occurred from 2013 to 2022.

The Company vehemently denies any wrongdoing, as outlined in the key claims raised by SUPRAM Jequitinhonha in connection to the Company’s operation. In this regard, Sigma Lithium confirms that:

•	The Company has not misrepresented any information filed with the environmental authorities since 2018;
•	The Company has not commercially sold any lithium materials prior to May 2023;
•	The Company denies the claims alleged by SUPRAM that 2 houses located outside of the licensed area are negatively impacted by its activities.

As a result, yesterday Sigma Lithium started negotiating a TAC Agreement directly with the State Government of Minas Gerais in Belo Horizonte, which has regulatory authority in the matter. The Company has agreed to a settlement to be established by the TAC Agreement, in addition to the payment of up to US$540,000 for the abovementioned fines. The fines are not due for at least 120 days.

In parallel to negotiating the TAC Agreement, Sigma Lithium has filed a significant amount of factual and quantitative environmental evidence supporting its defense to the claims related to its current operations with FEAM, the Environmental State Regulator in Minas Gerais State.

The Company has built significant goodwill with the Minas Gerais State Government because of its pivotal role as growth engine of the Vale do Jequitinhonha, having created 19,000 job positions which benefit 80,000 people in what is the poorest region of the State.

TAC AGREEMENT WITH STATE OF MINAS GERAIS

TAC Agreement is a standardized form of agreement between regulators and corporates in Brazil. It translates into “terms for adjustment of procedures”. The adjustments of environmental procedures must be mutually agreed between the regulatory body (federal or state) and the company.

Sigma Lithium estimates that the execution of the proposed adjustments of environmental procedures under the TAC Agreement will require an estimated capex of approximately US$ 1,000,000 to enable the resumption of the activities that have been partially and temporarily suspended by the auditors of SUPRAM Jequitinhonha.

A significant majority of publicly traded companies in Brazil have TAC Agreements with various regulators (both federal and state), which are used to resolve corporate and environmental matters, as a TAC Agreements provide legal certainty for the company, by clearly outlining actions to be undertaken, as well as deadlines for their execution, which are mutually agreed.

ANOTHER “FAKE NEWS” CAMPAIGN IS LAUNCHED FOLLOWING THE NOTIFICATION, COINCIDING WITH SIGMA LITHIUM’S POSITIVE PRODUCTION RESULTS AND RE-ELECTION OF BOARD OF DIRECTORS

Prior even to the conclusion of the TAC agreement, yet another negative online “fake news” media campaign was launched against the Company, disseminating false, inaccurate, and misleading information.

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More importantly, the timing of the campaign followed a recurrent pattern, emerging immediately after Sigma Lithium made positive news announcements: that it beat its 2Q production guidance and the election and/or re-election by an overwhelming majority of the votes at the Company’s Annual General Meeting.

Sigma Lithium remains in close contact with the appropriate securities authorities regarding the coincidental timing of the negative news flow, including FINRA (US regulator).

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), (“Sigma Lithium” or “the Company”) is the largest producer of lithium oxide concentrate in the Americas¹ and dedicated to industrializing socially and environmentally sustainable lithium materials to supply global producers of batteries for energy security.

The Company runs one of the world’s largest lithium production sites—the fifth-largest industrial-mineral complex for lithium oxide concentrate—at its Grota do Cirilo operation in Brazil. Sigma Lithium is at the forefront of environmental and social sustainability in the electric battery materials supply chain. The Company’s Greentech Industrial Plant combines the reuse of 100% of water, zero use of toxic chemicals, zero tailings and the use of 100% renewable electricity. For more than two years Sigma Lithium has not experienced an accident with lost time.

Sigma Lithium currently has a nameplate capacity to produce 270,000 tonnes of lithium oxide concentrate on an annualized basis (approximately 38,000–40,000 tonnes of LCE) at its mine and state-of-the-art Greentech Industrial Plant. The Company has initiated a Phase 2 expansion designed to close to double production capacity to 520,000 tonnes. For more information about Sigma Lithium, visit our website

(1)	USGS.

FOR ADDITIONAL INFORMATION PLEASE CONTACT

Anna Hartley, Vice President of Global Banking and Investor Relations

anna.hartley@sigmalithium.com.br

+44 7866 458 093

Mariana Bengtson, Investor Relations Manager

mariana.bengtson@sigmalithium.com.br

+55 11 9 2144 2750

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

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FORWARD-LOOKING STATEMENTS

This news release includes certain “forward-looking information” under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to timing and costs related to the general business and operational outlook of the Company, the environmental footprint of tailings and positive ecosystem impact relating thereto, donation and upcycling of tailings, timing and quantities relating to tailings and Green Lithium, achievements and projections relating to the Zero Tailings strategy, achievement of ramp-up volumes, production estimates and the operational status of the Grota do Cirilo Project, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations, or developments that the Company believes, expects, or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labor or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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